40-206A

803-00218

Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

DAVID A VAUGHAN

david.vaughan@dechert.com
+1 202 261 3355 Direct
+1 202 261 3103 Fax



September 17, 2013

**VIA COURIER**

Elizabeth M. Murphy
Secretary
U.S. Securities and Exchange Commission
100 F Street, NE., Washington, DC 20549-1090

Re: TL Ventures Inc. (the "Applicant"); Application for an Order of Exemption Pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Advisers Act") and Rule 206(4)-5(e) Thereunder

Dear Ms. Murphy:

Enclosed for filing, on behalf of the Applicant and pursuant to Rule 0-4 under the Advisers Act, is one manually executed original and four copies of the Application requesting an Order pursuant to Section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder exempting Applicant from the two-year prohibition on providing investment advisory services for compensation under Advisers Act Rule 206(4)-5(a)(1).

Also enclosed is one additional copy of this letter. Please acknowledge receipt of this letter and the above-referenced enclosures by (i) stamping the enclosed copy of this letter and the enclosed copy of the Application and (ii) returning them to us by courier delivering this letter (who has been instructed to wait).

Please contact me at 202-261-3355 if you have any questions regarding this filing.

Very truly yours,

David A. Vaughan /aw

David A. Vaughan

DAV

cc: Sarah A. Buescher, Branch Chief (w/ enclosure)
Janet L. Stott (w/ enclosure)

13015532

File No. ________

As filed with the Securities and Exchange Commission on September 17, 2013

Securities and Exchange Commission
Washington, D.C. 20549

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In the Matter of the Application

of

TL Ventures Inc.

435 Devon Park Drive
700 Building
Wayne, PA 19087
610.971.1515

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# APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 (THE "ADVISERS ACT") AND RULE 206(4)-5(e) THEREUNDER

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All communications and orders to:

Janet L. Stott
TL Ventures Inc.
435 Devon Park Drive
700 Building
Wayne, PA 19087

With a copy to:

David Vaughan, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006

This application (including exhibits) consists of 27 pages. The exhibit index appears on Page 18.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

| | | |
|---|---|---|
| In the Matter of: | ) | |
| | ) | |
| TL VENTURES INC. | ) | APPLICATION FOR AN ORDER OF |
| | ) | EXEMPTION PURSUANT TO SECTION |
| 435 Devon Park Drive | ) | 206A OF THE INVESTMENT ADVISERS |
| 700 Building | ) | ACT OF 1940 (THE "ADVISERS ACT") |
| Wayne, PA 19087 | ) | AND RULE 206(4)-5(e) THEREUNDER |
| 610.971.1515 | ) | |

File No. _________

## I. INTRODUCTION

TL Ventures Inc. ("TL Ventures", "firm" or "Applicant") hereby applies to the Securities and Exchange Commission ("Commission") for an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended ("Advisers Act"), and subsection (e) of Rule 206(4)-5 thereunder ("Pay-to-Play Rule" or "Rule"), exempting the firm from the two-year prohibition on providing investment advisory services for compensation under paragraph (a)(1) of the Pay-to-Play Rule. As more fully described in this application ("Application"), TL Ventures respectfully submits that the exemption applied for herein, in light of the particular and unique facts and circumstances set forth, is in the public interest and consist with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

TL Ventures manages venture capital funds. The firm was exempt from registration under the Advisers Act and not subject to reporting to the Commission both at the time of the Rule's enactment and at the time of the two contributions at issue. The firm later became an exempt reporting adviser.[1] The contributions at issue concern

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1 Prior to March 30, 2012, TL Ventures Inc. and its predecessor entities relied on former Section 203(b)(3) under the Advisers Act and Rule 203-1(e) for exemption from registration with the Commission. The exemption from registration formerly contained in Section 203(b)(3) was repealed effective July 21, 2011 by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), and Rule 203-1(e) in effect extended that exemption until March 30, 2012. *See Rules Implementing Amendments to the Investment Advisers Act of 1940*, 76 Fed. Reg. 42950, 42951 (July 19, 2011) ("Implementing Release"). The Dodd-Frank Act also amended the Advisers Act by adding Section 203(l), effective July 21, 2011, which "provides that an investment

two venture capital funds that were launched by the firm over ten years ago, in 1999 and 2000, respectively. As is typical of venture capital funds, investors in these funds made investment commitments at the launch of the funds and subsequently had no liquidity rights (*i.e.*, no right to withdraw or otherwise alter their investment commitments) in the absence of extraordinary circumstances beyond their control. Among the investors in these funds were two entities that may be considered "plans or programs of government entities" (and thus, "government entities") as defined under the Rule.

On two separate occasions in 2011, a "covered associate" of TL Ventures made modest "contributions" to the campaigns of two candidates, each of whom is arguably an "official" with respect to the plans noted above, as each quoted term is defined under the Rule. At the time of the contributions, TL Ventures was in the process of winding down its business and had not engaged in any fundraising since the close of its last fund in 2008.[2] Accordingly, the contributions made in 2011 (one just a few weeks after the Rule became effective) could not have been made to obtain "new" business. Nor could they have been made to retain "existing" business because the government entity investment commitments at issue were made over ten years prior and, as noted above, were subject to lock-up provisions. Moreover, in the nearly two years since the latter of the two relevant contributions, there have been no attempts by TL Ventures to solicit the "officials" in question (or any other investor) for new or additional investments.

TL Ventures respectfully requests an exemption from the Rule's two-year prohibition on providing investment advisory services to those investors for compensation and believes such an exemption is necessary and appropriate in the unique circumstances of this case for the following reasons:

> (1) the Commission has made clear that the Rule "is not a general prohibition or limitation, but rather is a focused effort to combat *quid pro quo* payments by investment advisers seeking governmental business."[3] Here, no *quid pro quo* was possible because neither the investment advisory arrangement nor the investment commitment itself could be altered in connection with the contributions and no additional investment opportunities with TL Ventures have existed, as the firm has begun winding down its

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adviser that solely advises venture capital funds is exempt from registration under the Advisers Act." *Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers with Less than $150 Million in Assets under Management, and Foreign Private Advisers*, 76 Fed. Reg. 39646, 39647 (July 6, 2011) ("Exemptions Adopting Release"). Investment advisers relying on the Section 203(l) exemption, including TL Ventures Inc., were required to begin filing certain reports with the Commission by March 30, 2012. *See* Implementing Release at 42961, 42977.

2 Neither of the relevant government entities is an investor in the fund launched by TL Ventures in 2008.

3 *Political Contributions by Certain Investment Advisers*, 75. Fed. Reg. 41018, 41023-24 n.68 (July 14, 2010) ("Adopting Release").

operations. Accordingly, the Rule's purpose of combating *quid pro quo* arrangements could not be served by application here of the Rule's two-year time-out provisions;

(2) as a result of these circumstances, the contributor's apparent intent or motive in making the relevant contributions could not have involved any inappropriate aim; and moreover, the relevant contributions are consistent with the contributor's long-standing civic engagement and history of donating to candidates and causes;

(3) the firm, as an exempt adviser, was not required to adopt policies and procedures reasonably designed to prevent violations of the Rule. However, after learning of the contributions, TL Ventures adopted and implemented such procedures out of an abundance of caution even though there was no regulatory requirement to do so, and despite the fact that it was in the process of winding down its business operations;

(4) at the time of the contributions, the firm did not have actual knowledge of the contributions, and given that the firm was in wind-down, would not have understood that the contributions could potentially have relevance under the Rule; and

(5) application of the Rule's two-year time-out provisions here would operate as a general prohibition or limitation on protected political speech, contrary to the Commission's intent at the time the Rule was adopted, because long-term, non-terminable contractual obligations that pre-date the adoption of the Rule prevented TL Ventures from enjoying the choice between making contributions to particular candidates or providing advisory services for compensation to certain entities.[4]

## II. BACKGROUND

### A. TL Ventures: Exempt Venture Capital Fund Adviser Winding Down its Business

Venture capital funds, in general, are "long-term investors in early-stage or small companies that are privately held."[5] Venture capital funds operate by obtaining capital commitments from investors and investing such amounts in portfolio companies. As the Commission has noted, a capital commitment is "a contractual obligation to acquire an interest in, or provide the total commitment amount over time to, a fund, when called by the fund."[6] Investors in a venture capital fund

4 *Id.* at 41023 n.68 and 41024 text accompanying n.73; *see* section III.B.4., *infra*.

5 *Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers with Less than $150 Million in Assets under Management, and Foreign Private Advisers*, 75 Fed. Reg. 77190, 77192 (Dec. 10, 2010) (proposing, among other things, certain rules relevant to the Section 203(l) exemption).

6 Exemptions Adopting Release at 39661.

"make their investment in a venture fund with the full knowledge that they generally cannot withdraw their money or change their commitment to provide funds. Essentially they agree to 'lock-up' their money for the life of the fund, generally 10 or more years . . . ."[7] Indeed, the Commission defines a venture capital fund as a fund that, among other things, "does not offer its investors redemption or other similar liquidity rights except in extraordinary circumstances."[8] In short, venture capital funds are private, illiquid investment pools which do not continuously raise capital and are not required to redeem limited partner interests upon investor demand.

In its prime before the technology bubble burst in 2001, TL Ventures was a leading national venture capital firm investing in early stage companies within the information technology, software and services, healthcare and financial technology domains. The funds at issue here, TL Ventures IV L.P. ("TL Ventures IV") and TL Ventures V L.P. ("TL Ventures V") (collectively, the "Funds") were launched in 1999 and 2000. The terms of the Funds are typical for venture capital funds: at the time of the decision to invest, investors commit to invest a stated amount of money (the investment commitment), and those investment commitments are "drawn down" over time (*i.e.*, money is wired to the fund after a notice is sent to investors that additional capital is needed, as agreed at the time of the initial commitment). The funds then distribute assets back to investors as and when the underlying investments are liquidated or when the funds' terms have run. Once a fund is closed, investors are "locked up."

TL Ventures did not launch another fund until 2008, and that fund was TL Ventures' last fund. Neither of the government entities at issue invested in this last fund. Since 2008, TL Ventures has not undertaken any fundraising activity and, as indicated by the conditions of this Application, has no intention of fundraising in the future. Given the long-term nature of venture capital funds (generally more than ten years in duration) and the age (now 71 years) of its co-founder and driving force in raising and managing funds, Robert E. Keith, Jr. ("Mr. Keith"), it was not feasible after the end of the fundraising period for its last fund in 2008 for the firm to raise any additional capital or new funds.

**B. Robert E. Keith, Jr.**

Mr. Keith is a managing director and one of the co-founders of TL Ventures. Mr. Keith is very active in the not-for-profit community and has been an active charitable and political contributor for many years, giving substantial sums to

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[7] *Id.* at n.256 (quoting Testimony of Trevor Loy, Flywheel Ventures, before the Senate Banking Subcommittee on Securities, Insurance and Investment Hearing, July 15, 2009).

[8] *Id.* at 39648. The Commission's definition of venture capital fund states, in relevant part, that a venture capital fund "[o]nly issues securities the terms of which do not provide a holder with any right, except in extraordinary circumstances, to withdraw, redeem or require the repurchase of such securities but may entitle holders to receive distributions made to all holders pro rata." 17 C.F.R. 275.203(l)-1(a)(4).

various causes and candidates, as well as serving on various not-for-profit boards. Among Mr. Keith's political contributions are (i) a $2,500 contribution (the "Local Contribution") in April 2011 to the campaign of a candidate (the "Local Candidate") for local office; and (ii) a $2,000 contribution (the "Statewide Contribution", and together with the Local Contribution, the "Contributions") in November 2011 to the campaign of a candidate (the "Statewide Candidate") for statewide office.[9] Mr. Keith has never met (nor spoken to) either the Local Candidate or the Statewide Candidate, and he has never attended any fundraising events for either candidate.

### C. The Government Entity Investors: Long-Term TL Ventures Investors that Committed Capital More than a Decade Prior to the Contributions and Had No Option to Alter or Make New Investment Decisions in Connection with the Contributions

TL Ventures and its predecessor entities first raised capital from the relevant plan of a state government entity ("State Plan Investor") in 1996. The State Plan Investor became an investor in TL Ventures IV in 1999 and TL Ventures V in 2000, pursuant to the State Plan Investor's contractual obligations and capital commitments under the limited partnership agreements made on April 8, 1999, and December 29, 2000, respectively, each more than a decade prior to the Statewide Contribution and years before the Statewide Candidate was a candidate for the relevant office. Pursuant to the contractual commitments made in 1999 and 2000, the State Plan Investor's status as a limited partner in each of TL Ventures IV and TL Ventures V remained unchanged following the Statewide Contribution. In light of TL Ventures' wind-down process, there were no separate opportunities for the State Plan Investor to engage TL Ventures to provide investment advisory services in connection with the Statewide Contribution.

TL Ventures and its predecessor entities first raised capital from the relevant plan of a local government entity ("Local Plan Investor") in 1992. The Local Plan Investor became an investor in TL Ventures V in 2000, pursuant to the Local Plan Investor's contractual obligations and capital commitment under the limited partnership agreement made on December 29, 2000, more than a decade prior to the Local Contribution and years before the Local Candidate was a candidate for the relevant office. Pursuant to the contractual commitment made in 2000, the Local Plan Investor's status as a limited partner in TL Ventures V remained unchanged following the Local Contribution. In light of TL Ventures' wind-down process, there were no separate opportunities for the Local Plan Investor to engage TL Ventures to provide investment advisory services in connection with the Local Contribution.

Pursuant to the contractual obligations discussed above, and in light of TL Ventures'

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9 Notably, the Pay-to-Play Rule's compliance date was March 14, 2011, less than one month prior to the Local Contribution and less than nine months prior to the Statewide Contribution. *See* Adopting Release at 41018.

wind-down process, no new or additional investment commitments, nor any withdrawals, could have been made by either the State Plan Investor or the Local Plan Investor after the Statewide Contribution or Local Contribution, respectively. Moreover, the investment commitments by the State Plan Investor and the Local Plan Investor with TL Ventures occurred years before either the Local Candidate or the Statewide Candidate were candidates for the relevant offices. Accordingly, there is no possible connection between the Contributions and any investment decision regarding TL Ventures by the State Plan Investor or the Local Plan Investor.

## III. DISCUSSION

### A. Exemptions Under the Pay-to-Play Rule

#### 1. The Rule's Exemptive Process Serves to Moderate the Impact of the Rule's Application in Appropriate Circumstances

The Pay-to-Play Rule's exemptive process serves to moderate the Rule's impact where potentially problematic contributions are discovered only after they are made and the Rule's prohibition on receiving compensation is unnecessary to achieve the Rule's intended purpose, where violations are inadvertent, or where the Rule's application in a particular circumstance raises significant First Amendment concerns.

As the Adopting Release acknowledges, the Pay-to-Play Rule is prophylactic, "prohibit[ing] acts that are not themselves fraudulent."[10] To prevent its application where there is no intent to influence the obtaining or retaining of business, the Pay-to-Play Rule contains an exemptive relief application process, pursuant to which the Commission:

> can exempt advisers from the [R]ule's time out requirement where the adviser discovers contributions that trigger the compensation ban only after they have been made, and when imposition of the prohibition is *unnecessary to achieve the [R]ule's intended purpose.* This provision will provide advisers with an additional avenue by which to seek to cure the consequences of an inadvertent violation by the adviser that falls outside the limits of the [R]ule's de minimis exception and exception for returned contributions . . . .[11]

The exemptive process is the primary means by which the Commission may moderate the Rule's impact in specific circumstances. The Rule's impact includes affecting protected political expression. In adopting the Rule, the Commission acknowledged that "political contributions involve both speech and associational rights protected by the First Amendment" and noted that the "Commission is

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10 *Id.* at 41022.

11 *Id.* at 41049 (emphasis added).

sensitive to [such] constitutional concerns in adopting the [R]ule."[12] Even assuming the Rule is constitutional as written, it may be applied in ways that raise significant First Amendment concerns. Thus, the Rule's exemptive process serves as an appropriate means to moderate the Rule's application to specific circumstances, including its impact on protected political expression.

### 2. Commission Considerations

In determining whether to grant an exemption from the Pay-to-Play Rule's two-year prohibition on providing investment advisory services for compensation, the Commission "will take into account the varying facts and circumstances that each application presents."[13] The Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;

(2) Whether the investment adviser:

(i) Before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; and

(ii) Prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) After learning of the contribution:

(A) Has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and

(B) Has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

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12 *Id.* at 41023.

13 *Id.* at 41049.

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.[14]

The Commission made clear that it "intend[s] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the [R]ule."[15]

## B. <u>TL Ventures Should be Granted an Exemption</u>

There is no public interest to be served in bringing this case. The Commission retains discretion to grant exemptions after the fact as specifically provided for in the Rule, to avoid consequences disproportionate to the violation when the two-year time out is unnecessary to achieve the Rule's intended purpose. This is such a case.

### 1. The Timing and Amount of the Contributions

The "[R]ule's intended purpose"[16] is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser.[17] The timing of the Contributions, which the Commission considers when determining

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14 Rule 206(4)-5(e) (17 C.F.R. § 275.206(4)-5(e)).

15 Adopting Release at 41049.

16 *See id.* (explaining that the Rule's exemptive process permits the Commission to "exempt advisers from the [R]ule's time out requirement . . . when imposition of the prohibition is unnecessary to achieve the *[R]ule's intended purpose.*") (emphasis added); *see also supra* section III.A.1.

17 *See* Adopting Release at 41023-24 n.68 (explaining that the Rule "is a focused effort to combat *quid pro quo* payments by investment advisers seeking governmental business"); *id.* at 41023 (stating that the "Commission believes that [the Pay-to-Play Rule] is a necessary and appropriate measure to prevent *fraudulent* acts and practices in the market for the provision of investment advisory services to government entities by prohibiting investment advisers from engaging in pay to play practices") (emphasis added); Speech by Commission Chairman Mary L. Schapiro: *Statement at Open Meeting to Adopt Amendments Regarding Political Contributions by Certain Investment Advisers ("Pay to Play")* (June 30, 2010) ("[p]ay to play is the practice of making campaign contributions and related payments to elected officials *in order to influence* the awarding of lucrative contracts for the management of public pension plan assets and similar government investment accounts . . . The prophylactic rules we consider today are designed to eliminate this legal and ethical gray area") (emphasis added).

whether to grant an exemption[18], considered in light of the nature of the State Plan Investor's and the Local Plan Investor's investments with TL Ventures, demonstrates the objective impossibility that the Contributions were a part of any *quid pro quo* arrangement.

As detailed above, pursuant to the timing and nature of the contractual obligations of the State Plan Investor and the Local Plan Investor as investors in TL Ventures' venture capital funds, and in light of TL Ventures' wind-down process, no new or additional investment commitments, nor any withdrawals, could have been made by either the State Plan Investor or the Local Plan Investor after (or near the time of) the relevant campaign contributions. As a factual matter, in the nearly two years since the Statewide Contribution (the latter of the Contributions), TL Ventures has not attempted to raise any additional capital or funds.[19] Moreover, the investment commitments by the State Plan Investor and the Local Plan Investor with TL Ventures occurred years before either the Local Candidate or the Statewide Candidate were candidates for the relevant offices and years before the Rule was adopted. Accordingly, there is no possible connection between the Contributions and the State Plan Investor's or the Local Plan Investor's investments with TL Ventures.

The amount of the Contributions, which the Commission considers when determining whether to grant an exemption,[20] demonstrates the extreme unlikelihood that the Contributions could have influenced the State Plan Investor's or Local Plan Investor's hiring decisions (even assuming such influence was possible, which, as explained above, is not the case under the unique facts and circumstances presented in this case). The Adopting Release states that whether a contribution could influence the decision to hire an investment adviser will "depend[] upon the size of the jurisdiction, the amount of campaign contributions to opposing candidates, and the competitiveness of the primary or prospective election."[21] Mr. Keith's relatively modest campaign contributions, in the context of competitive statewide and local elections that took place in one of the ten most populous states and one of the ten most populous metropolitan areas in the nation, respectively, could not have been intended to influence the decision to hire an investment adviser.

The timing and amount of the Contributions, considered in light of the nature of the State Plan Investor's and the Local Plan Investor's investments with TL Ventures, TL Ventures' wind-down process, and the facts surrounding the relevant elections, demonstrate the objective impossibility that the Contributions were a part of any *quid pro quo* arrangement or even could appear to be part of such an arrangement. As such, the "[R]ule's intended purpose" of combating *quid*

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18 Rule 206(4)-5(e)(4) (17 C.F.R. § 275.206(4)-5(e)(4)).

19 Also, TL Ventures did not attempt to raise any additional capital or funds for more than two years before the earlier of the two Contributions.

20 *Id.*

21 Adopting Release at 41035.

*pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation.

#### 2. Mr. Keith's Apparent Intent or Motive in Making the Contributions, as Evidenced by the Facts and Circumstances Surrounding Such Contributions

The foregoing discussion demonstrating the impossibility of any *quid pro quo* arrangement involving the Contributions also demonstrates the impossibility of any improper intent or motive on the part of Mr. Keith[22] and shows that any potential Rule violation was entirely inadvertent.[23]

As discussed previously, in light of the long-term nature of venture capital funds (generally more than ten years in duration) and Mr. Keith's age, it was neither feasible after the end of the fundraising period for its last fund in 2008 for the firm to raise any additional capital or new funds, nor was it attempted. As has been established, this fact, coupled with the nature and timing of the State Plan Investor's and the Local Plan Investor's investments with TL Ventures, shows that TL Ventures had nothing to gain with respect to these long-term investors from any contributions to either the Statewide Candidate or the Local Candidate. Rather, the Contributions are consistent with Mr. Keith's long and dedicated civic engagement, discussed above.

#### 3. Whether TL Ventures: (i) Before the Contributions Adopted and Implemented Policies and Procedures Reasonably Designed to Prevent Violations of the Rule; and (ii) Prior to or at the Time of the Contributions had no Actual Knowledge of the Contributions; and (iii) After Learning of the Contributions: (A) Has Taken All Available Steps to Cause Mr. Keith to Obtain a Return of the Contributions; and (B) Has Taken Such Other Remedial or Preventive Measures as May Be Appropriate Under the Circumstances

As discussed, the Rule's exemptive process provides the Commission with a way to "exempt advisers from the [R]ule's time out requirement where[, among other things,] the adviser discovers [potentially problematic] contributions . . . only

22 When determining whether to grant an exemption, the Commission considers, among other things, "[t]he contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution." Rule 206(4)-5(e)(6) (17 C.F.R. § 275.206(4)-5(e)(6)).

23 *See* Adopting Release at 41049 (explaining that the Rule's exemptive process "will provide advisers with an additional avenue by which to seek to cure the consequences of an *inadvertent* violation" of the Rule) (emphasis added); *see also supra* section III.A.1.

after they have been made."[24] In considering an exemption, the Commission considers actions taken before and after the relevant contribution.[25]

TL Ventures was exempt from registration with the Commission at the time each of the Local Contribution and Statewide Contribution was made. Exempt investment advisers reasonably expected Commission oversight only in the case of intentional wrongdoing or investor harm. In a highly unusual step, the Commission applied the strict liability provisions of the Rule to exempt advisers. However, the Commission did not require exempt advisers to maintain policies and procedures reasonably designed to ensure compliance with the Rule. Accordingly, before the Contributions, the firm was not required to adopt policies and procedures reasonably designed to prevent violations of the Rule.[26] It is likely that these circumstances resulted not only in the Contributions having been made in the first place,[27] but also in the firm's failure to discover and understand the potential importance of the Contributions with respect to the Rule. After learning of the Contributions, notwithstanding the absence of any regulatory requirement, TL Ventures adopted and implemented policies and procedures reasonably designed to prevent violations of the Pay-to-Play Rule.[28]

Prior to and at the times of the Contributions, TL Ventures had no actual knowledge of the Contributions.[29] Moreover, given that the firm was in wind-down, it would not have understood that the Contributions could potentially have relevance under the Rule. In addition, as a result of the unique circumstances in this case, the firm determined that attempting to cause Mr. Keith to obtain a return of the Contributions would not further the purposes of the Rule.[30] Moreover, in light of the First Amendment concerns discussed below, requiring a return of the Contributions would be inconsistent with the Commission's intent and design of the Rule.

In light of the foregoing, TL Ventures acted responsibly and in accordance with all regulatory requirements prior to the Contributions and has taken preventive

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24 Adopting Release at 41049.

25 Rule 206(4)-5(e)(2) (17 C.F.R. § 275.206(4)-5(e)(2)).

26 *See id.* at (e)(2)(i).

27 If the obligations of TL Ventures had been clear and the firm had been required to have such a policy, the firm believes the Contributions would not have been made. As a result of the firm's wind-down process, TL Ventures is now a small firm with only twelve employees. Under these circumstances, the adoption of any new policy by the firm would not go unnoticed and would be easily conveyed to the relevant parties, especially those in senior management.

28 *See id.* at (e)(2)(iii)(B).

29 *See id.* at (e)(2)(ii).

30 *See id.* at (e)(2)(iii)(A). Similarly, the firm did not escrow the fees received with respect to the government entities during the relevant two-year periods, which also had largely already been received when the firm learned of the Contributions.

measures after learning of the Contributions.

#### 4. Whether the Exemption is Necessary or Appropriate in the Public Interest and Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the Advisers Act

The Pay-to-Play Rule was intended to "prevent[] *quid pro quo* arrangements while avoiding unnecessary burdens on the protected speech and associational rights of the investment advisers and their covered employees," and was "closely drawn in terms of the conduct it prohibits, the persons who are subject to its restrictions, and the circumstances in which it is triggered."[31] As noted previously, the Commission acknowledged that "political contributions involve both speech and associational rights protected by the First Amendment" and noted that the "Commission is sensitive to [such] constitutional concerns in adopting the [R]ule."[32]

In order to address these First Amendment concerns, the Pay-to-Play Rule was designed "not as a general prohibition or limitation" on contributions; instead, "the [R]ule takes the form of a restriction on providing compensated advisory business following the making of contributions rather than a prohibition on making contributions in excess of the relevant ceilings."[33] Stated another way, in order to address the First Amendment concerns noted above, the Rule permits an adviser and its relevant personnel the choice of (a) receiving compensation for advisory business provided to government entities, or (b) making contributions in excess of *de minimis* limits to candidates or officials involved in the investment decision-making process of such government entities.

In the unique facts and circumstances of this case, the choice described above, which may normally protect against impermissible encroachment on First Amendment rights, was not available. Indeed, in this case, application of the Rule would operate as a "general prohibition or limitation" on contributions with respect to candidates that may be considered to influence the investment decisions of the State Plan Investor and the Local Plan Investor. This is the case here because the two government entities invested in the Funds more than a decade prior to the Rule's adoption, and, as explained previously, neither additional investments nor withdrawals of investments could be made by the government entities. This is in stark contrast to direct advisory relationships, which are typically terminable on sixty or ninety days' notice. In addition, TL Ventures had begun winding down its operations at the time of the Rule's adoption and had not offered any new funds in years. As such, no additional investment arrangements involving the government entities could be considered.

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31 Adopting Release at 41023.

32 *Id.*

33 *Id.* at 41023 n.68 and 41024 text accompanying n.73.

As a result of these circumstances, long before the Rule was adopted, TL Ventures was contractually obligated to "provid[e] compensated advisory business" to the government entities with respect to existing investments, and when the Rule was adopted, there was no possibility of any additional advisory arrangements with, or the management of additional assets of, the government entities. In such circumstances, it cannot be said that the Rule provided TL Ventures or its relevant personnel with the choice of either (a) "providing compensated advisory business" or (b) exercising their First Amendment rights with respect to candidates or officials involved in the relevant government entities' investment decision-making process. Rather, TL Ventures and its relevant personnel were effectively prohibited from making contributions to anyone who was an official of the government entities. That is, under the unique facts and circumstances of this case, where long-term contractual obligations pre-date the adoption of the Rule, application of the Rule would operate as a "general prohibition or limitation" on contributions protected by the First Amendment in a situation where application of the Rule serves none of the purposes for which it was adopted. In short, if applied in this case, the Rule would impermissibly encroach on the First Amendment rights of TL Ventures and its relevant personnel.

As discussed above, the Rule's exemptive process serves to moderate the Rule's impact in specific circumstances, including its impact on protected political expression. Here, the Rule's impact would chill protected political expression by operating as a "general prohibition or limitation" on contributions protected by the First Amendment. Accordingly, it is necessary and appropriate in the public interest[34] that the Commission moderate the Rule's impact and grant an exemption from any prohibition under paragraph (a)(1) of the Rule with respect to the Contributions.

An exemption is also consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. As explained above, the Rule's intended purpose – combating *quid pro quo* arrangements – would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation in this case. Moreover, there is a demonstrated lack of even the possibility of any improper intent or motive on the part of Mr. Keith and a significant showing that any potential Rule violation was entirely inadvertent. As a result, an exemption is "consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act."[35]

---

34 *See* Rule 206(4)-5(e)(1) (17 C.F.R. § 275.206(4)-5(e)(1)).

35 *See id.*

5. **Whether, at the Time of the Contributions, Mr. Keith was a Covered Associate or Otherwise an Employee of TL Ventures, or was Seeking Such Employment, and The Nature of the Elections (*e.g.*, Federal, State or Local)**

Mr. Keith, as a managing director, was a covered associate[36] of TL Ventures at the time of the Contributions.[37] The Contributions were made in connection with state and local elections.[38]

## IV. <u>REQUEST FOR ORDER OF EXEMPTION</u>

For all of the foregoing reasons, TL Ventures respectfully requests that the Commission enter an Order exempting the firm from the two-year prohibition on providing investment advisory services for compensation under paragraph (a)(1) of the Pay-to-Play Rule that may have been triggered by either or both of the Local Contribution and the Statewide Contribution.

## V. <u>APPLICANTS' CONDITIONS</u>

Applicant agrees that the Order granting the requested relief will be subject to the following conditions:

1. TL Ventures will not sponsor or advise any additional fund or otherwise undertake to provide investment advisory services to additional clients or potential clients henceforth from the date of this Application. This condition will have no effect whatsoever upon the services TL Ventures is contractually obligated to provide to its existing clients.

2. Henceforth from the date of this Application, Mr. Keith will not, on behalf of TL Ventures or any other investment adviser, solicit investment advisory business or investments in any "covered investment pool" as defined by the Rule.

## VI. <u>PROCEDURAL MATTERS</u>

**Filing.** Pursuant to Rule 0-4(b) under the Advisers Act, five copies of this Application are being filed with the Commission, including one copy that has been executed by an officer of the Applicant. Pursuant to Rule 0-4(f) under the Advisers Act, the Applicant's name and address is contained on the first page of this Application. The brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Sections III and IV above. The Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g)

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36 *See id.* at (f)(2).

37 *See id.* at (e)(3).

38 *See id.* at (e)(5).

under the Advisers Act is attached hereto as Exhibit C. The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this application to David Vaughan, Dechert LLP, 1900 K Street, N.W., Washington, D.C. 20006, 202.261.3355.

**Authorization.** Pursuant to Rule 0-4(c)(1) under the Advisers Act, all requirements for the execution and filing of this Application on behalf of the Applicant have been complied with in accordance with Applicant's governing documents, and the undersigned officer of the Applicant is fully authorized to execute this Application under such documents and pursuant to the resolutions attached hereto as Exhibit B authorizing the filing of this Application. The verification required by Rule 0-4(d) under the Advisers Act is attached hereto as Exhibit A.

**Request for Hearing.** The Applicant desires that the Application become effective and an Order granting the proper exemption be issued without a hearing pursuant to Rule 0-5(c) under the Advisers Act. However, if the Commission determines that declaring the Application effective or the issuance of such Order is not appropriate, the Applicant respectfully requests that a hearing be held pursuant to Rule 0-5(c)(1). In light of the absence of any published orders granting an exemption from the Pay-to-Play Rule's two-year prohibition on providing investment advisory services for compensation, Applicant notes that the relief being sought is without precedent.[39] For this reason, and for all the reasons stated in support of an exemption in the Application, if declaring the Application effective and issuing such Order is not appropriate without a hearing, Applicant respectfully submits that a hearing is necessary and appropriate in the public interest.[40]

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39 *See Commission Policy and Guidelines for Filing of Applications of Exemption*, 50 Fed. Reg. 19339 (May 8, 1985) ("Where the request [for an exemption] is unprecedented, the applicant should so state in its transmittal letter.").

40 *See* Rule 0-5(c) (17 C.F.R. § 275.0-5(c)) ("The Commission will order a hearing on the matter, if it appears that a hearing is necessary or appropriate in the public interest . . . : (1) upon the request of any interested person, or (2) upon its own motion.").

Applicant has caused this Application to be duly signed on its behalf on the 16th day of September, 2013.

TL VENTURES INC.

By: [signature]

Janet L. Stott, Chief Financial Officer

**EXHIBIT INDEX**

A. Verification required pursuant to Rule 0-4(d).

B. Authorizations required pursuant to Rule 0-4(c).

C. Proposed Notice required pursuant to Rule 0-4(g).

**EXHIBIT A**

**Verification of Application and Statement of Fact**

STATE OF PENNSYLVANIA )
) ss:
COUNTY OF DELAWARE )

The undersigned being duly sworn deposes and says that she has duly executed the attached Application dated September 17, 2013, for and on behalf of TL Ventures Inc. ("TL Ventures"); that she is the Chief Financial Officer of TL Ventures; and that all action by the directors necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TL VENTURES INC.

By: Janet L. Stott
Name: Janet L. Stott
Dated: September 16, 2013

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2013.

MONICA D. CAHILL
(Official Seal) Monica D Cahill

My commission expires __________

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MONICA D. CAHILL, Notary Public
Haverford Twp., Delaware County
My Commission Expires June 19, 2016

**EXHIBIT B**

**Authorization of the Board of Directors ("Board")
of TL Ventures Inc. (the "Company")**

WHEREAS, the Board has determined it to be in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission ("Commission") seeking an exemption from the prohibition under paragraph (a)(1) of Rule 206(4)-5 (the "Pay-to-Play Rule") under the Investment Advisers Act of 1940, as amended ("Advisers Act"); and

WHEREAS, such application for exemption (the "Application"), a copy of which is attached hereto, has been considered and drafted by the appropriate officers of the Company, with assistance of counsel;

RESOLVED, that, such Application shall be filed with the Commission; and

RESOLVED, that Janet L. Stott, Chief Financial Officer, is hereby authorized to execute and file such Application with the Commission on behalf of the Company.

****

I, Mark J. DeNino, do hereby certify that I am the duly elected, qualified and acting Secretary of TL Ventures Inc., a Delaware corporation, and as such, I do hereby further certify that the foregoing is a true and correct copy of resolutions adopted on September 16, 2013, without a meeting in accordance with the procedures established in Section 141(f) of the General Corporation Law of the State of Delaware (the "DGCL"), such actions and resolutions having the same force and effect as though duly taken and adopted at a meeting of the directors of the Company duly called and legally held, and that said resolutions have not been revoked or amended and are now in full force and effect.

**IN WITNESS WHEREOF,** I have executed this certificate as Secretary of TL Ventures Inc. on this 16th day of September, 2013.

Secretary

**EXHIBIT C**

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ______________ File No. ______________

TL Ventures Inc.

Notice of Application

________________ , 2013

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of Application for Exemption under Section 206A of the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 206(4)-5(e) thereunder.

Applicant: The "Applicant" is TL Ventures Inc., a Delaware corporation that is exempt from registration with the Commission pursuant to Section 203(l) of the Advisers Act.

Summary of Application: The Applicant applies to the Commission for an Order pursuant to Section 206A of the Adviser Act and Rule 206(4)-5(e) thereunder exempting the Applicant from the two-year prohibition on providing investment advisory services for compensation under paragraph (a)(1) of Rule 206(4)-5 promulgated under the Advisers Act.

Filing Date: The application (the "Application") was filed on September 17, 2013.

Hearing or Notification of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [_____], 2013, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549-8549; TL Ventures Inc., 435 Devon Park Drive, 700 Building, Wayne, PA 19087

For Further Information Contact: Sarah A. Buescher, Branch Chief, at 202.551.6787.

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-1520 (tel. 202.551.5850).

Applicant's Representations:

1. The Applicant is a Delaware corporation headquartered in Wayne, Pennsylvania, that is exempt from registration with the Commission. Notwithstanding that exemption, the Applicant is subject to certain provisions of the Advisers Act and certain rules promulgated thereunder, including Rule 206(4)-5 (the "Pay-to-Play Rule" or "Rule"). Among other things, the Pay-to-Play Rule makes it unlawful for an investment adviser to provide investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.

2. The Applicant manages venture capital funds. As is typical of venture capital funds, investors in TL Ventures' funds make an investment commitment at the launch of the fund and subsequently have no liquidity rights (*i.e.*, no right to withdraw or otherwise alter their investment commitments) in the absence of extraordinary circumstances beyond their control. Two such funds (the "Funds") that were launched in 1999 and 2000, respectively, include among their investors two entities that may be considered "plans or programs of government entities" (and thus, "government entities") as defined under the Pay-to-Play Rule.

3. On two separate occasions in 2011, a "covered associate" of Applicant (the "Contributor") made modest "contributions" (the "Contributions") to the campaigns of two candidates, each of whom is arguably an "official" with respect to the plans noted above, as each quoted term is defined under the Rule. Applicant stated that the Contributor has never met or spoken to either of the relevant candidates. At the time of the Contributions, Applicant was in the process of winding down its business and had not engaged in any fundraising since the close of its last fund in 2008.[1]

1 Applicant stated that neither of the relevant government entities is an investor in the fund launched by Applicant in 2008.

Applicant's Legal Analysis:

1. The Pay-to-Play Rule's exemptive process serves to moderate the Rule's impact where potentially problematic contributions are discovered only after they are made and the Rule's prohibition on receiving compensation is unnecessary to achieve the Rule's intended purpose,[2] where violations are inadvertent,[3] and/or where the Rule's application in a particular circumstance raises significant First Amendment concerns.[4]

2. In determining whether to grant an exemption from the Pay-to-Play Rule's two-year prohibition on providing investment advisory services for compensation, the Commission "will take into account the varying facts and circumstances that each application presents."[5] In particular, the Commission will consider, among other factors: (1) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (2) whether the investment adviser: (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (iii) after learning of the contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (3) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (4) the timing and

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2 *See Political Contributions by Certain Investment Advisers*, 75. Fed. Reg. 41018 at 41049 (July 14, 2010) ("Adopting Release") (explaining that, pursuant to the Rule's exemptive process, the Commission "can exempt advisers from the [R]ule's time out requirement where the adviser discovers contributions that trigger the compensation ban only after they have been made, and when the position of the prohibition is *unnecessary to achieve the [R]ule's intended purpose*") (emphasis added).

3 *See id.* (noting that the exemptive process "will provide advisers with an additional avenue by which to seek to cure the consequences of an *inadvertent violation* by the adviser . . . .") (emphasis added).

4 The Applicant explained that the exemptive process is the primary means by which the Commission may moderate the Rule's impact in specific circumstances. According to the Applicant, the Rule's impact includes affecting protected political expression. In adopting the Rule, the Commission acknowledged that "political contributions involve both speech and associational rights protected by the First Amendment" and noted that the "Commission is sensitive to [such] constitutional concerns in adopting the [R]ule." *Id.* at 41023. The Applicant stated that, even assuming the Rule is constitutional as written, it may be applied in ways that raise significant First Amendment concerns. Thus, according to the Applicant, the Rule's exemptive process serves as an appropriate means to moderate the Rule's application to specific circumstances, including its impact on protected political expression.

5 *Id.* at 41049.

amount of the contribution which resulted in the prohibition; (5) the nature of the election (*e.g.*, Federal, State or local); and (6) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.[6] The Commission "intend[s] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the [R]ule."[7]

3. The Applicant maintained that the "[R]ule's intended purpose" is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser. The Applicant stated that the timing of the Contributions,[8] considered in light of the timing (more than a decade prior to the Contributions) and nature of the government entities' investments with Applicant, demonstrates the objective impossibility that the Contributions were a part of any *quid pro quo* arrangement. Applicant maintained that the investment commitments by the government entity investors with Applicant occurred years before either of the recipients of the Contributions were candidates for the relevant offices and years before the Rule was adopted. In addition, Applicant stated that Applicant had not attempted to raise any additional capital or funds for more than two years before the Contributions. Moreover, according to the Applicant, as investors in Applicant's venture capital funds, and in light of Applicant's wind-down process, no new or additional investment commitments, nor any withdrawals, could have been made by either government entity after the relevant Contributions. As a factual matter, in the nearly two years since the latter of the two Contributions, Applicant stated that it has not attempted to raise any additional capital or funds. Accordingly, Applicant concluded that there is no possible connection between the Contributions and the government entities' investments with Applicant. Applicant also stated that the modest amounts of the Contributions,[9] particularly in the context of populous jurisdictions and competitive elections, demonstrate the extreme unlikelihood that the Contributions could have influenced the government entities' hiring decisions with respect to investment advice (even assuming such influence was possible, which, as Applicant maintained, is not the case under the unique facts and circumstances presented in this case).

4. According to the Applicant, the impossibility of any *quid pro quo* arrangement involving the Contributions also demonstrates the impossibility of

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6 Rule 206(4)-5(e) (17 C.F.R. § 275.206(4)-5(e)).

7 Adopting Release at 41049.

8 *See* Rule 206(4)-5(e)(4) (17 C.F.R. § 275.206(4)-5(e)(4)).

9 *See id.*

any improper intent or motive on the part of the Contributor[10] and shows that any potential Rule violation was entirely inadvertent.[11]

5. The Applicant stated that it was exempt from registration with the Commission at the time each of the relevant Contributions was made. Applicant stated that, as an exempt adviser, prior to the Contributions, Applicant was not required to adopt policies and procedures reasonably designed to prevent violations of the Rule.[12] According to the Applicant, it is likely that these circumstances resulted not only in the Contributions having been made in the first place,[13] but also in Applicant's failure to discover and understand the potential importance of the Contributions with respect to the Rule. The Applicant stated that, after learning of the Contributions, Applicant adopted and implemented policies and procedures reasonably designed to prevent violations of the Pay-to-Play Rule.[14] The Applicant maintained that, prior to and at the times of the Contributions, Applicant had no actual knowledge of the Contributions.[15] In addition, the Applicant stated that, as a result of the unique circumstances in this case and when Applicant learned of the Contributions, Applicant determined that attempting to cause the Contributor to obtain a return of the Contributions would not further the purposes of the Rule.[16] The Applicant also stated that, in light of the First Amendment concerns discussed below, requiring a return of the Contributions would be inconsistent with the Commission's intent and design of the Rule.

6. The Commission acknowledged that "political contributions involve both speech and associational rights protected by the First Amendment" and noted that the "Commission is sensitive to [such] constitutional concerns in adopting the [R]ule."[17] In order to address these First Amendment concerns, the Pay-to-Play Rule was designed "not as a general prohibition or limitation" on contributions; instead, "the [R]ule takes the form of a restriction on providing compensated advisory business following the making of contributions rather than

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10 *See id.* at (e)(6).

11 *See* Adopting Release at 41049 (explaining that the Rule's exemptive process "will provide advisers with an additional avenue by which to seek to cure the consequences of an *inadvertent* violation" of the Rule) (emphasis added).

12 *See* Rule 206(4)-5(e)(2)(i) (17 C.F.R. § 275.206(4)-5(e)(2)(i)).

13 Applicant maintained that, if Applicant's obligations had been clear and Applicant had been required to have such a policy, Applicant believes the Contributions would not have been made. Applicant stated that, as a result of Applicant's wind-down process, Applicant is now a small firm with only twelve employees. According to the Applicant, under these circumstances, the adoption of any new policy would not go unnoticed and would be easily conveyed to the relevant parties, especially those in senior management.

14 *See id.* at (e)(2)(iii)(B).

15 *See id.* at (e)(2)(ii).

16 *See id.* at (e)(2)(iii)(A).

17 Adopting Release at 41023.

a prohibition on making contributions in excess of the relevant ceilings."[18] The Applicant explained that, stated another way, in order to address the First Amendment concerns noted above, the Rule permits an adviser and its relevant personnel the choice of (a) receiving compensation for advisory business provided to government entities, or (b) making contributions in excess of *de minimis* limits to candidates or officials involved in the investment decision-making process of such government entities. According to the Applicant, in the unique facts and circumstances of this case, this choice, which the Applicant noted may normally protect against impermissible encroachment on First Amendment rights, was not available. Applicant stated that, in this case, application of the Rule would operate as a "general prohibition or limitation" on contributions with respect to candidates that may be considered to influence the investment decisions of the relevant government entities. According to the Applicant, this is the case here because the two government entities invested in the Funds more than a decade prior to the Rule's adoption, and, neither additional investments nor withdrawals of investments could be made by the government entities. The Applicant maintained that this is in contrast to direct advisory relationships, which, according to the Applicant, are typically terminable on sixty or ninety days' notice. The Applicant also noted that Applicant had begun winding down its operations at the time of the Rule's adoption. As such, according to the Applicant, no additional investment arrangements involving the government entities could be considered. Moreover, Applicant had not sought to raise capital for more than two years before the Contributions or in the time since. The Applicant explained that, as a result of these circumstances, long before the Rule was adopted, Applicant was contractually obligated to "provid[e] compensated advisory business" to the government entities with respect to existing investments, and when the Rule was adopted, there was no possibility of any additional advisory arrangements with, or the management of additional assets of, the government entities. According to the Applicant, under the unique facts and circumstances of this case, where long-term contractual obligations pre-date the adoption of the Rule, application of the Rule would operate as a "general prohibition or limitation" on contributions protected by the First Amendment in a situation where application of the Rule serves none of the purposes for which it was adopted. The Applicant concluded that it is necessary and appropriate in the public interest[19] that the Commission moderate the Rule's impact and grant an exemption from any prohibition under paragraph (a)(1) of the Rule with respect to the Contributions.

7. The Applicant also stated that an exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

18 *Id.* at 41023 n.68 and 41024 text accompanying n.73.

19 *See* Rule 206(4)-5(e)(1) (17 C.F.R. § 275.206(4)-5(e)(1)).

8. Applicant acknowledged that the Contributor was a covered associate[20] of Applicant at the time of the Contributions[21] and that the Contributions were made in connection with state and local elections.[22]

9. In light of the foregoing, Applicant respectfully requested in its Application that the Commission enter an Order exempting Applicant from the two-year prohibition on providing investment advisory services for compensation under paragraph (a)(1) of the Pay-to-Play Rule that may have been triggered by either or both of the Contributions.

Applicant's Conditions:

1. Applicant will not sponsor or advise any additional fund or otherwise undertake to provide investment advisory services to additional clients or potential clients henceforth from the date of the Application. This condition will have no effect whatsoever upon the services Applicant is contractually obligated to provide to its existing clients.

2. Henceforth from the date of this Application, the Contributor will not, on behalf of Applicant or any other investment adviser, solicit investment advisory business or investments in any "covered investment pool" as defined by the Rule.

* * * *

For the Commission, by the Division of Investment Management, under delegated authority.

Name: ______________________

Title:

Dated: [•], 2013

20 *See id.* at (f)(2).

21 *See id.* at (e)(3).

22 *See id.* at (e)(5).